Exhibit 99.1

Nomad Foods Reports First Quarter 2018 Financial Results

Company Raises 2018 Guidance to the High End of the Prior Range
FELTHAM, England - May 10, 2018 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2018. Key operating highlights and financial performance for the first quarter 2018, when compared to the first quarter 2017, include:

•	Reported revenue increased 1.5% to €539 million

•	Organic revenue growth of 2.9%

•	Reported Profit for the period of €62 million

•	Adjusted EBITDA increased 16% to €103 million

•	Reported EPS of €0.36; Adjusted EPS increased 40% to €0.35

•	Company raises 2018 guidance to €355 to €360 million adjusted EBITDA and €1.10 to €1.13 adjusted EPS
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “2018 is off to a strong start highlighted by first quarter organic revenue growth of 2.9% and adjusted EPS growth of 40%. These results, which reinforce the sustainability of our growth model, are attributable to the team's focus and execution towards our goals of driving frozen food category growth and increasing our market share. Based on our year-to-date performance and visibility into the balance of the year, we now expect 2018 guidance at the high end of our prior expectations.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “It is a good time to be in the frozen food business. The category is growing across Western Europe and, in many cases, is out-pacing other packaged food categories. Our strong first quarter performance and plans for the remainder of 2018 put us on track to deliver another year of impressive financial results."
First Quarter of 2018 results compared to the First Quarter of 2017

•	Revenue increased 1.5% to €539 million. Organic revenue growth of 2.9% was driven by 1.5% growth in volume/mix and 1.4% growth in price.

•	Gross profit increased 10% to €171 million. Gross margin expanded 240 basis points to 31.8% due to positive mix and improved pricing and promotional efficiency.

•	Adjusted operating expense decreased 2% to €78 million. Advertising and promotion expense increased 1% to €30 million while Indirect expense decreased 4% to €48 million.

•	Adjusted EBITDA increased 16% to €103 million.

•
Adjusted Profit after tax increased 37% to €62 million reflecting interest rate savings and lower depreciation and amortization. Adjusted EPS increased 40% to €0.35, reflecting Adjusted Profit growth and a lower share count resulting from share repurchases.

2018 Guidance
The Company is raising 2018 guidance to the high end of the prior range and now expects adjusted EBITDA of approximately €355 to €360 million and adjusted EPS of approximately €1.10 to €1.13 per share. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 10, 2018 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-888-394-8218 from the U.S. International callers can dial +1-323-701-0225.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 2785198.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros / Max Dutcher
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus and Goodfella's. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2018 and for comparative purposes, the three months ended March 31, 2017.

Adjusted financial information for the three months ended March 31, 2018 and 2017 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, M&A related costs, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment charges and M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment charges and M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three months ended March 31, 2018 and 2017 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 11, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2018 and March 31, 2017

	Three months ended March 31, 2018	Three months ended March 31, 2017
	€ millions	€ millions
Revenue	539.2	531.3
Cost of sales	(367.9)	(375.2)
Gross profit	171.3	156.1
Other operating expenses	(82.8)	(80.9)
Exceptional items	(1.5)	0.1
Operating profit	87.0	75.3
Finance income	6.2	1.6
Finance costs	(12.3)	(17.7)
Net financing costs	(6.1)	(16.1)
Profit before tax	80.9	59.2
Taxation	(18.5)	(11.2)
Profit for the period	62.4	48.0
Basic earnings per share
Profit for the period in € millions	62.4	48.0
Weighted average shares outstanding in millions	175.5	183.6
Basic earnings per share in €	0.36	0.26
Diluted earnings per share
Profit for the period in € millions	62.4	48.0
Weighted average shares outstanding in millions	175.5	183.7
Diluted earnings per share in €	0.36	0.26

Nomad Foods Limited As Reported
Statements of Financial Position
As at March 31, 2018 (unaudited) and December 31, 2017 (audited)

	As at March 31, 2018	As at December 31, 2017
	€ millions	€ millions
Non-current assets
Goodwill	1,745.6	1,745.6
Intangibles	1,723.9	1,724.4
Property, plant and equipment	287.4	295.4
Other receivables	3.5	4.3
Derivative financial instruments	17.6	18.6
Deferred tax assets	70.9	64.3
Total non-current assets	3,848.9	3,852.6
Current assets
Cash and cash equivalents	393.8	219.2
Inventories	286.9	306.9
Trade and other receivables	172.9	147.1
Indemnification assets	73.8	73.8
Derivative financial instruments	4.6	2.1
Total current assets	932.0	749.1
Total assets	4,780.9	4,601.7
Current liabilities
Trade and other payables	474.9	477.5
Current tax payable	167.8	145.3
Provisions	61.4	68.0
Loans and borrowings	3.6	3.3
Derivative financial instruments	9.1	7.8
Total current liabilities	716.8	701.9
Non-current liabilities
Loans and borrowings	1,479.1	1,395.1
Employee benefits	194.0	188.4
Trade and other payables	1.8	1.8
Provisions	68.4	72.8
Derivative financial instruments	77.7	61.4
Deferred tax liabilities	326.6	327.7
Total non-current liabilities	2,147.6	2,047.2
Total liabilities	2,864.4	2,749.1
Net assets	1,916.5	1,852.6
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,744.5	1,623.7
Share based compensation reserve	5.1	2.9
Founder Preferred Share Dividend reserve	372.6	493.4
Translation reserve	87.8	83.2
Cash flow hedging reserve	(3.5)	(3.0)
Accumulated deficit	(290.0)	(347.6)
Total equity	1,916.5	1,852.6

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the three months ended March 31, 2018 and the three months ended March 31, 2017

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	62.4	48.0
Adjustments for:
Exceptional items	1.5	(0.1)
Share based payment expense	2.2	1.3
Depreciation and amortization	10.0	12.3
Loss on disposal of property, plant and equipment	0.1	0.2
Finance costs	12.3	17.7
Finance income	(6.2)	(1.6)
Taxation	18.5	11.2
Operating cash flow before changes in working capital, provisions and exceptional items	100.8	89.0
Increase in inventories	19.6	26.3
Increase in trade and other receivables	(25.1)	(9.0)
Decrease in trade and other payables	(5.3)	(14.7)
Increase/(decrease) in employee benefits and other provisions	0.1	(0.3)
Cash generated from operations before tax and exceptional items	90.1	91.3
Cash flows relating to exceptional items	(6.0)	(23.4)
Tax (paid)/refunded	(2.6)	0.8
Net cash generated from operating activities	81.5	68.7
Cash flows from investing activities
Purchase of property, plant and equipment	(3.7)	(6.8)
Purchase of intangibles	(1.1)	(1.2)
Cash used in investing activities	(4.8)	(8.0)
Cash flows from financing activities
Issuance of new loan principal	100.4	—
Payment of finance leases	—	(1.6)
Proceeds on settlement of derivatives	3.7	0.5
Interest paid	(7.1)	(15.2)
Interest received	—	0.2
Net cash provided by/(used in) financing activities	97.0	(16.1)
Net increase in cash and cash equivalents	173.7	44.6
Cash and cash equivalents at beginning of period	219.2	329.5
Effect of exchange rate fluctuations	0.9	(2.5)
Cash and cash equivalents at end of period	393.8	371.6

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended March 31, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended March 31, 2018

€ in millions, except per share data	As reported for the three months ended March 31, 2018	Adjustments		As adjusted for the three months ended March 31, 2018
Revenue	539.2	—		539.2
Cost of sales	(367.9)	—		(367.9)
Gross profit	171.3	—		171.3
Other operating expenses	(82.8)	4.7	(a)	(78.1)
Exceptional items	(1.5)	1.5	(b)	—
Operating profit	87.0	6.2		93.2
Finance income	6.2	(6.1)		0.1
Finance costs	(12.3)	(0.9)		(13.2)
Net financing costs	(6.1)	(7.0)	(c)	(13.1)
Profit before tax	80.9	(0.8)		80.1
Taxation	(18.5)	0.5	(d)	(18.0)
Profit for the period	62.4	(0.3)		62.1
Weighted average shares outstanding in millions - basic	175.5			175.5
Basic earnings per share	0.36			0.35
Weighted average shares outstanding in millions - diluted	175.5			175.5
Diluted earnings per share	0.36			0.35

(a)	Adjustment to add back share based payment charge and non-operating M&A related costs.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €1.1 million of non-cash foreign exchange translation gains and €5.9 million of foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended March 31, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended March 31, 2018

€ in millions	Three months ended March 31, 2018
Profit for the period	62.4
Taxation	18.5
Net financing costs	6.1
Depreciation	8.5
Amortization	1.5
EBITDA	97.0
Exceptional items:	1.5	(a)
Other Adjustments:	4.7	(b)
Adjusted EBITDA (c)	103.2

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of share-based payment charges of €2.2 million and elimination of non-operating M&A related costs of €2.5 million.

(c)	Adjusted EBITDA margin of 19.1% for the three months ended March 31, 2018 is calculated by dividing Adjusted EBITDA by revenue of €539.2 million per page 7.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended March 31, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended March 31, 2017

€ in millions, except per share data	As reported for the three months ended March 31, 2017	Adjustments		As adjusted for the three months ended March 31, 2017
Revenue	531.3	—		531.3
Cost of sales	(375.2)	—		(375.2)
Gross profit	156.1	—		156.1
Other operating expenses	(80.9)	1.3	(a)	(79.6)
Exceptional items	0.1	(0.1)	(b)	—
Operating profit	75.3	1.2		76.5
Finance income	1.6	(1.4)		0.2
Finance costs	(17.7)	—		(17.7)
Net financing costs	(16.1)	(1.4)	(c)	(17.5)
Profit before tax	59.2	(0.2)		59.0
Taxation	(11.2)	(2.4)	(d)	(13.6)
Profit for the period	48.0	(2.6)		45.4
Weighted average shares outstanding in millions - basic	183.6			183.6
Basic earnings per share	0.26			0.25
Weighted average shares outstanding in millions - diluted	183.7			183.7
Diluted earnings per share	0.26			0.25

(a)	Adjustment to add back share based payment charge.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €0.9 million of non-cash foreign exchange translation gains and €0.5 million foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended March 31, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended March 31, 2017

€ in millions	Three months ended March 31, 2017
Profit for the period	48.0
Taxation	11.2
Net financing costs	16.1
Depreciation	9.9
Amortization	2.4
EBITDA	87.6
Exceptional items:	(0.1)	(a)
Other Adjustments:	1.3	(b)
Adjusted EBITDA(c)	88.8

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of share-based payment charges of €1.3 million.

(c)	Adjusted EBITDA margin 16.7% for the three months ended March 31, 2017 is calculated by dividing Adjusted EBITDA by revenue of €531.3 million per page 9.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - March 31, 2018 compared with March 31, 2017:

Three Months Ended March 31, 2018
YoY Growth
Reported Revenue Growth	1.5%
Translational FX (a)	1.4%
Organic Revenue Growth	2.9%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence and market share in the frozen foods market; (ii) the success of the Company’s strategic initiatives including focus on core products, product enhancements and media investments; (iii) the timing and success of new product launches such as Veggie Power, Good For You and PEASE; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including organic growth rate and our guidance with respect to Adjusted EBITDA and adjusted EPS, gross margins and operating expenses; and (v) synergies and other benefits from the Goodfella's acquisition, including an increase in the size and scale of the Company’s U.K. business and the level of additional revenue and EBITDA generated by the Goodfella's business in 2018 . These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.